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                                    Filed by R.J. Reynolds Tobacco Holdings,
                                    Inc. pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    under Rule 14a-12 of the Securities Exchange
                                    Act of 1934.

                                    Subject Company: R.J. Reynolds Tobacco
                                    Holdings, Inc.
                                    Commission File No. 001-6388


                               LETTER TO EMPLOYEES

[RJ REYNOLDS LOGO]

                                                   P. O. Box 2866
                                                   Winston-Salem, NC 27102-2866

                                                   336-741-5500



October 27, 2003


Dear Fellow Employees:

This afternoon we announced the very exciting news that RJR and British American Tobacco p.l.c. have signed an agreement to combine the U.S. assets and operations of R.J. Reynolds Tobacco Company and Brown & Williamson Tobacco Corporation. A copy of the press release is attached.

This agreement is extraordinarily positive for the future of this company and for its shareholders. We expect to be able to complete the transaction by mid-year 2004, after approval by RJR shareholders and U.S. and European regulatory authorities. On a combined 2002 basis, the company would have had annual revenues of approximately $10 billion, annual domestic cigarette volume of 136 billion units, and over 30 percent of the cigarette sales in the U.S.

The full integration of B&W with RJRT is expected to take 18 to 24 months after closing. It will result in RJR Tobacco gaining immediate and long-term cost and operating efficiencies, enabling it to compete more effectively in the U.S. market. We plan to consolidate the headquarters and operations in Winston-Salem, and the combined company will operate under the name R.J. Reynolds Tobacco Company. The companies have also agreed to a multi-year contract for about 35 billion units of BAT's export product currently produced by B&W to be manufactured by R.J. Reynolds Tobacco Company. The consolidation could mean that we will need to add more than 800 jobs in the Winston-Salem area.



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As part of this acquisition, a new holding company, Reynolds American Inc., will be established with BAT as a 42 percent minority owner. RJR shareholders will receive one share of stock in Reynolds American Inc. in exchange for every share of RJR that they own.

Reynolds American Inc. will be the new parent company of R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company, and Lane Limited, a tobacco manufacturer and distributor that is among the BAT assets being acquired by RJR.


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After the closing, I will serve as executive chairman of the new holding company for a six-month period and then as non-executive chairman. Susan Ivey, the current president and CEO of B&W, will serve as president and CEO of Reynolds American Inc. The balance of the executive management team will be announced at a later date.

We will continue implementing the restructuring and changes in the way we operate the business that were announced in September. Those changes are not related to the agreement announced today. As you know, they are necessary to put us on a path of growing earnings and realigning our cost structure to better compete against all segments of the industry.

The transaction announced today is enormously positive news for this company. We have much work ahead of us to ensure that the deal is completed and the integration of the combined company is successful. I feel strongly that the merger will greatly enhance RJR Tobacco's ability to efficiently and effectively compete in the marketplace.

Sincerely,

/s/ Andrew J. Schindler

Andrew J. Schindler


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. ("RJR") ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR's and Reynolds American Inc.'s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR's website, www.RJRHoldings.com.

FORWARD-LOOKING INFORMATION

Statements included in the foregoing letter to employees which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although RJR believes that these expectations are based on reasonable assumptions, it can give no assurance that the business combination, if consummated, will be


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successful or that other expectations will be realized. Factors that could affect whether the transaction is completed include the satisfaction of all conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including those described above. Factors that could affect the future performance of Reynolds American, Inc. following completion of the transaction, include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and the claimed health effects of cigarettes that are pending against RJRT or B&W or may be instituted against Reynolds American, Inc. or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets and the return on corporate cash; any potential costs or savings associated with realigning the cost structure of Reynolds American, Inc. and its subsidiaries and otherwise realizing synergies from the combination of RJRT and B&W; and the ratings of RJR's securities. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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INTERESTS OF PARTICIPANTS

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available.

In addition, since the referenced proxy statement, Robert S. (Steve) Miller Jr. was elected to the board of directors of RJR. As of Oct. 27, 2003, Mr. Miller was the beneficial owner of 1,000 shares of RJR's common stock, which does not include 10,000 shares issuable upon the exercise of stock options held by him that are exercisable on or after Jan. 1, 2004. If the proposed business combination is consummated, Mr. Miller's options will be immediately exercisable. Additional information regarding Mr. Miller and any interests he may have in the proposed business combination will be set forth in the prospectus/proxy statement and other relevant documents filed with the SEC when filed with the SEC.

R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every four cigarettes sold in the United States. Reynolds Tobacco's product line includes four of the nation's 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR's news releases, annual reports, SEC filings and other financial materials are available on the company's website, www.RJRHoldings.com.


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